UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
METABASIS THERAPEUTICS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
59101M 10 5
(CUSIP Number)
Luke Evnin
MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, MA 02116
Telephone: (617) 425-9200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 27, 2010
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	59101M 10 5

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures II-QP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) This Amendment No. 1 to Schedule 13D is filed by MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management Investors 2000B LLC, MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG, MPM Asset Management II, L.P. and MPM Asset Management II, LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No.	59101M 10 5

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No.	59101M 10 5

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) MPM Asset Management Investors 2000B LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Germany

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No.	59101M 10 5

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No.	59101M 10 5

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) MPM Asset Management II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No.	59101M 10 5

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) MPM Asset Management II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

          Introductory Note: This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on February 13, 2006 (the “Original Schedule 13D”). The entities filing this statement are MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management Investors 2000B LLC, MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG, MPM Asset Management II, L.P. and MPM Asset Management II, LLC (collectively, the “MPM Entities”). The Original Schedule 13D, as amended by this Amendment No. 1 (the “Schedule 13D”), relates to the common stock, par value $0.001 per share (the “Common Stock”), of Metabasis Therapeutics, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 9390 Towne Centre Drive, San Diego, CA 92121.
Item 4. Purpose of Transaction
          Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
On October 26, 2009, Ligand Pharmaceuticals Incorporated (“Ligand”), the Issuer and Moonstone Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Ligand (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Original Merger Agreement”) pursuant to which Merger Sub was to, subject to the satisfaction or waiver of the conditions therein, merge with and into the Issuer, the separate corporate existence of Merger Sub was to cease and the Issuer was to be the successor or surviving corporation of the merger (the “Merger”), and a wholly-owned subsidiary of Ligand. The parties to the Original Merger Agreement entered into an amendment to the Merger Agreement on November 25, 2009, and the Original Merger Agreement, as amended, is referred to herein as the “Merger Agreement.”
In connection with the Merger, Ligand was to issue to Issuer stockholders cash equal to $3.2 million minus Issuer’s net cash liabilities (as defined) at the time of the closing of the Merger, and further less $150,000 to be deposited to provide the initial funding for the Issuer’s stockholders’ representative (the “Closing Payment”). In addition, the Issuer’s stockholders were to receive one contingent value right (“CVR”) of each of four series of CVRs, which entitle the holder to receive cash payments upon the occurrence of certain events, generally including sale or license transactions for drug development programs owned by the Issuer and/or a shortfall in performance of Ligand’s post-Merger funding commitments for such programs.
Upon the consummation of the Merger, (i) the Issuer was to be acquired by and become a wholly-owned subsidiary of Ligand and (ii) each Share was to be converted into the right to receive a pro rata allocation of the Closing Payment, and a pro rata allocation of the CVRs.
Pursuant to the Merger Agreement, on January 27, 2010, the Merger was completed and Merger Sub merged with and into the Issuer, and the Issuer is now a wholly-owned subsidiary of Ligand. In the Merger, each issued and outstanding share of the Issuer’s Common Stock (including all shares of the Issuer’s Common Stock held by the MPM Entities) was converted into the right to receive $0.045741 in cash and one CVR of each of the four series of CVRs.
Pursuant to the terms of the Merger Agreement, the Issuer agreed to use reasonable best efforts to enter into agreements with the holders of outstanding Issuer warrants to terminate and cancel all such warrants (including all warrants held by the MPM Entities), effective immediately before the effective time of the Merger, without any payment or liability on the part of the Issuer. The MPM Entities did not enter into such agreements and therefore they retain the right to exercise such warrants, which in the aggregate represent the right to purchase 70,538 shares of the Issuer’s Common Stock, on or before their expiration or termination date, which is April 16, 2013. If such warrants are exercised before their expiration or termination date, then Ligand shall issue and pay in respect of each such exercised Issuer warrants, on a per-exercised-share basis, equivalent consideration as was paid in respect of each issued and outstanding share of the Issuer’s Common Stock in the Merger.
Item 5. Interest in Securities of the Issuer
          Items 5 of the Original Schedule 13D is hereby amended and supplemented as follows:
     (a) As a result of the Merger, as of the date hereof none of the MPM Entities has beneficial ownership of any of the Issuer’s securities.

     (b) None of the MPM Entities has sole or shared power to vote or dispose, or to direct the disposition or the vote of, any shares of the Issuer’s Common Stock.
     (c) Except as described herein, none of the MPM Entities, to the knowledge of the MPM Entities, has effected any transactions in the Common Stock during the past 60 days.
     (d) No other person is known by the MPM Entities to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the MPM Entities.
     (e) Not applicable.
Item 7. Material to Be Filed as Exhibits
A.	Agreement and Plan of Merger, dated as of October 26, 2009, among Ligand Pharmaceuticals Incorporated, Moonstone Acquisition Inc., and Metabasis Therapeutics, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Ligand Pharmaceuticals Incorporated with the SEC on October 28, 2009).

B.	Amendment to Agreement and Plan of Merger, dated as of November 25, 2009, among Ligand Pharmaceuticals Incorporated, Moonstone Acquisition Inc., Metabasis Therapeutics, Inc. and David F. Hale as Stockholders’ Representative (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Ligand Pharmaceuticals Incorporated with the SEC on November 25, 2009).

C.	Agreement regarding filing of joint Schedule 13D/A.

Signatures
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 1, 2010

MPM BioVentures II-QP, L.P.

By:	MPM Asset Management II, L.P.,
its General Partner

By:	MPM Asset Management II LLC,
its General Partner

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Investment Manager

MPM BioVentures II, L.P.

By:	MPM Asset Management II, L.P.,
its General Partner

By:	MPM Asset Management II LLC,
its General Partner

	By:	/s/ Luke Evnin
	Title:	Investment Manager

MPM Asset Management Investors 2000B LLC

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Investment Manager

MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG

By:	MPM Asset Management II, L.P.,
in its capacity as its Special Limited Partner

By:	MPM Asset Management II LLC,
its General Partner

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Investment Manager

MPM Asset Management II, L.P.

By:	MPM Asset Management II LLC,
its General Partner

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Investment Manager

MPM Asset Management II LLC

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Investment Manager

Exhibit Index
A.	Agreement and Plan of Merger, dated as of October 26, 2009, among Ligand Pharmaceuticals Incorporated, Moonstone Acquisition Inc., and Metabasis Therapeutics, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Ligand Pharmaceuticals Incorporated with the SEC on October 28, 2009).

B.	Amendment to Agreement and Plan of Merger, dated as of November 25, 2009, among Ligand Pharmaceuticals Incorporated, Moonstone Acquisition Inc., Metabasis Therapeutics, Inc. and David F. Hale as Stockholders’ Representative (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Ligand Pharmaceuticals Incorporated with the SEC on November 25, 2009).

C.	Agreement regarding filing of joint Schedule 13D/A.

Exhibit C
Joint Filing Statement
          I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the beneficial ownership by the undersigned of the equity securities of Metabasis Pharmaceuticals, Inc. is filed on behalf of each of the undersigned.
Date: February 1, 2010

MPM BioVentures II-QP, L.P.

By:	MPM Asset Management II, L.P.,
its General Partner

By:	MPM Asset Management II LLC,
its General Partner

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Investment Manager

MPM BioVentures II, L.P.

By:	MPM Asset Management II, L.P.,
its General Partner

By:	MPM Asset Management II LLC,
its General Partner

	By:	/s/ Luke Evnin
	Title:	Investment Manager

MPM Asset Management Investors 2000B LLC

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Investment Manager

MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG

By:	MPM Asset Management II, L.P.,
in its capacity as its Special Limited Partner

By:	MPM Asset Management II LLC,
its General Partner

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Investment Manager

MPM Asset Management II, L.P.

By:	MPM Asset Management II LLC,
its General Partner

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Investment Manager

MPM Asset Management II LLC

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Investment Manager